

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

Via E-mail
Xingping Hou
Chief Executive Officer
Geltology Inc.
Room 2903, Unit B
Jianwai SOHO East District
39 East Third Ring Road Central
Chaoyang District, Beijing City, China

> **Re: Geltology Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed September 26, 2012**
> **File No. 333-174874**

Dear Mr. Hou:

We have reviewed your response dated September 26, 2012 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Management's Discussion and Analysis, page 26

Liquidity and Capital Resources, page 36

1. We note from page 37 that orange trees were purchased in 2011 at a purchase price of $14.7 million, of which, $12 million had been repaid by June 30, 2012. Please tell how such transaction was reflected in your financial statements including when the $14.7 million purchase price was borrowed, the source of the borrowings, the amounts repaid at December 31, 2011, and how the orange trees acquired were recorded in your financial statements.

2. We note from your response that you have revised your response to prior comment 34. In this regard, we are unclear as to how you determined a profit margin of 70% given that your 2011 profit margin of net income to revenues is approximately 45% and your 2012 profit margin to date is approximately 39%. Please provide us with support for your 70% assumption of profit or revise your presentation accordingly.

Exhibit 99.1

Notes to Consolidated Financial Statements, page 6

Note 7 – Prepaid Leases, page 11

3. We note from the disclosure included in Note 7 that on April 1, 2011, General Fruit entered into lease contracts with a group of individual orchard owners pursuant to which General Fruit was authorized to operate the orchards for 10 years starting January 1, 2011. We also note that these leases are being accounted for as operating leases and the aggregate amount of $15,507,803 is being amortized over ten years. With regard to these lease contracts, please tell us and revise Note 7 to your financial statements to disclose whether the aggregate amount of $15,507,803 was paid at the inception of the lease on April 1, 2011 and explain how you funded such payment. If such amount was not paid at the inception of the lease, please explain why you believe it is appropriate to reflect a prepaid lease asset on your balance sheet. Note 9 to your interim financial statements should be similarly revised.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Tahra Wright
        Loeb & Loeb LLP